

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2018

<u>Via E-Mail</u>
Mr. J. Daniel Plants
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

> **Re: Natus Medical Incorporated**
> **Definitive Additional Materials on Schedule 14A**
> **Filed May 21, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce**
> **Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa**
> **Wipperman Heine and Joshua H. Levine**
> **Response dated May 24, 2018**
> **File No. 000-33001**

Dear Mr. Plants:

We have reviewed your supplemental response on the above captioned filing and have the following comment. Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your response to comment 1. We do not believe you have provided adequate support for the disclosure. Your response appears to support a contention that the Board determined that neither of your settlement proposals were in the best interests of the Company's shareholders or the Company, but this does not support the statement that Chairman Gunst refused to even consider any outcome which would have resulted in a change to his status as Chairman.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3589.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Aneliya S. Crawford
        Schulte Roth & Zabel LLP